SUNSTATE LABORATORIES

DAZZ Cleaning Tablets - Revolutionizing the household cleaner industry



dazzcleaner.com   Broomfield CO   🐦 📘 📷   Consumer Goods   Retail   B2C

Highlights

1 Just featured on the new hit TV show America's Big Deal - Watch our full segment below

2 Our first Reg CF round (2020) sold out quickly with 1,667 investors from 55 countries

3 472% YOY sales increase

4 International Distribution in place, adding new countries every quarter

5 Disruptive new consumer brand that is changing the household cleaner industry

6 Strong team of seasoned professionals driven to build a successful, non-concessionary impact company

7 Sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel)

8 Clear exit strategy

Our Team



David Shahan Founder / CEO

30-year veteran in cleaning industry. Experienced executive with proven track record. Award winning product developer and talented formulator. Record setting pitch-man for debut show on Home Shopping Network.

As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned with the environmental impact plastic waste is having on our planet. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize its contribution to the world's plastic waste problem.

problem.



Sierra Shahan Office Administrator, Content Writer

Sierra wears several hats at SunState, from handling all bookkeeping and office management functions, to writing all of the engaging content that appears on our website and in our blogs



Jan Grywczynski CPG Advisor

President and CEO of Sheila G's Brownie Brittle. 20+ years of CPG experience, driving growth, and positioning companies for acquisition.



Susan Timm Public Relations

Suzie is highly experienced and talented contract partner of SunState Labs and handles all of our Public Relations activities.



Matthew Leonhardt Social Media / Digital Marketing Manager

Matt is a highly experience and talented contract partner at SunState Labs and handles our entire digital presence across multiple platforms.

The Story of SunState Laboratories



BREAKING NEWS

SunState Labs Founder and CEO set to appear live on the brand-new network TV show America's Big Deal.
USA Network on October 21st at 9p ET / 8p CT

Watch our full segment (including back story) that aired live on 10/21/21 on the USA Network



USA's "America's Big Deal" - Week Two Entrepreneur David Shahan Pitc...
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DAZZ
DAZZ Cleaning Tablets Set $29.95
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SunState Labs is disrupting the Household Cleaner industry.

With our flagship product, DAZZ Cleaning Tablets, we are changing the way people buy and use household cleaners. We've taken highly effective, naturally safe cleaning ingredients and pressed them into effervescent tablets. Now anyone can easily make their own cleaner using plain tap water, DAZZ tablets, and the same bottle over-and-over again.









Add Water | Drop In DAZZ | Ready To Clean

All our products are EPA Safer Choice Certified, contain 100% USDA certified biobased content, are Cruelty Free Certified by Leaping Bunny, and 3rd party tested at the TURI lab for strength and performance. DAZZ is very safe and environmentally responsible, yet highly effective!

   

What makes DAZZ so different?

- **Environmentally Sustainable.** For generations, when a cleaning bottle is empty, it gets tossed out as trash. Regardless of if it's a nice "green cleaner" bottle or a jug of bleach. In the US alone, we toss out over **1 Billion** plastic spray bottles every year. DAZZ is different.
  Our refill system ensures that our bottles stay in service and out of landfills. So far we've kept over 3 million bottles out of our landfills.

- **Cost.** With traditional cleaners, consumers are being forced to buy a new spray bottle each time they run out. Plus, these are filled mostly with water. Some cleaners are up to 95% water. With DAZZ refills and your own tap water, DAZZ costs up to 75% less than traditional cleaners.

- **Safety.** Cleaning products (particularly disinfectants and sanitizers) can be hazardous to our health. They are loaded with chemicals that get absorbed through our skin, transferred to our food in the kitchen, and we breath in the mist when they're sprayed. DAZZ is carefully formulated with only naturally safe plant and mineral based ingredients. Certified by the EPA, DAZZ is recognized as a safer choice for consumers.

- **Efficacy.** Let's face it, cleaners have to clean effectively. DAZZ was independently tested at the TURI lab at UMass, and we outperformed the leading brands in each of our three categories. So if you use Windex for your glass cleaner, DAZZ has been proven to be better! Clorox for your bathroom? Yep, DAZZ is better in there too (plus you can actually breathe while you clean). And for an All Purpose Cleaner, Formula F409 has been a leader in that category for generations... but not any more. DAZZ beats them all.

- **Fragrance.** When you eliminate all those smelly harsh chemicals, it opens a whole palate of fragrances that make DAZZ smell terrific.

- **Cruelty-Free and American Made.** We've accomplish a lot with good old American ingenuity, and we've never tested on animals (and never plan to).

   

NON-TOXIC
Plant & Mineral Based Ingredients

CLEANS EFFECTIVELY
Outperforms the Leading Brands

SAVES MONEY
Refill, Reuse, Real Savings

REDUCES WASTE
Less Plastic. More Green.

Let's hear from a few of our raving fans...

With over 1,500 4.5+ star reviews on Amazon, and a growing community of DAZZ advocates, no one can say it better than our customers.



"Wonderful DAZZ
We love the DAZZ products. Our house won't use any other cleaner now that we have discovered DAZZ. Great for our earth and for our home"

- Mary Kay



"These are the only cleaning products I'll buy now. They smell great, work so well and there's one for everything you need. Recently got a puppy and needed a safe cleaning option and this is it."

- Kate Pinker



"This concept is great, and they pull it off well. Product works well, smells nice/not too strong. One of those "where has this been " ideas."

- Tassman





"This fluffy, foamy soap is gentle on our hands, and we love the dispenser bottles. It's also non-toxic which is great! Most of all it is child-friendly."

- Omorie



"I've tried the generic and name brand window products and none of them compared to DAZZ. So simple and safe. I love that I can reuse the bottle, thus helping the environment. Totally recommend!"

- Jennifer





"Works well. Smells pleasant. Economical and good for the environment. Win win win. Will definitely continue using"

- Doug M

Join us for our 2nd round of fundraising

While the world was shutting down due to COVID last summer, over 1,677 investors from 55 countries were opening their hearts and wallets and quickly filled our first raise of $1,166,000! Thank you for your support.

Here are some exciting milestones we achieved with that first round of funding:

- **A new production facility.** We moved into and equipped our state-of-the-art manufacturing facility in Broomfield Colorado. With high speed blending, tableting, and packaging equipment, we have the production capability of up to 78,000 tablets per hour. In our modest, 2,500 sf facility, we can now match the output of a full scale traditional bottling facility that takes up acres of land and consumes huge amounts of energy and natural resources.



- **DAZZ brand refresh.** We completed an exciting new refresh of all our brand assets, including: a new website, new marketing collateral, new compostable/biodegradable retail packaging, new bottles, new social media assets, and new PLA (corn derived) tablet packets.



SHOP
CLEANER HOME.
CLEANER PLANET.
Refillable cleaners that save plastic & money
SHOP NOW



DAZZ
STARTER KIT
STARTER KIT
STARTER KIT
STARTER KIT
HAND SOAP
ALL PURPOSE CLEANER
BATHROOM CLEANER
WINDOW & GLASS CLEANER
REFILL PACKS
REFILL PACKS
REFILL PACKS
REFILL PACKS
HAND SOAP

- **Built our team.** We recruited and onboarded talented new additions to our team. Our crown jewel was the hiring of Phil Stout as our Vice President of Global Sales. Phil enjoyed a long career at Church & Dwight leading divisions sales for one of their largest international brands. He has been instrumental at building our retail distribution program.
- **New products and certifications.** Our new foaming hand soap launched in 4th quarter last year and we're launching 3 new fragrances this month. We've also invested heavily on certifications and 3rd party testing that will help build consumer confidence in the DAZZ brand.

What's next for DAZZ?

- With our upcoming appearance on **America's Big Deal,** we will have the opportunity to negotiate a national retail contract, live on network TV.
- **Expand our retail distribution.** With active conversations with over 100 retailers, we will begin closing on many of those deals and shipping to stores across the US.
- **New Product launches.** Set to launch in early 2022: Two dish products, two laundry products, a hard floor cleaner, a carpet & upholstery cleaner, and a pet urine odor destroyer.
- **International Distribution.** In addition to our established distributors in New Zealand, the Caribbean, Central America, Singapore, and Iceland, we will be adding 7 new international markets in 2022.
- **Facility and team expansion.** With this exciting growth, we will expand our team and our facility to meet the needs of our journey to $50M in sales by 2025.

Our Pitch Deck







DAZZ
Cleaning Tablets
An investment opportunity



for our future.


We don't inherit the earth from
our ancestors, we borrow it
from our children.
Ralph Waldo Emerson



The Problem

The world is drowning in plastic waste.

Single use consumer plastic has become one of our greatest environmental threats.

Household cleaners are a major contributor to this problem.

In the US alone, we toss out over 1 billion plastic spray bottles annually.


Recent studies estimate that unless action is taken, by 2050, there will be more plastic by weight than sea life in our oceans.

Our Solution

Reinvent Household Cleaners.

Eliminate the bottle and the water and press the ingredients into tablets.

Create a refill system that allows consumers to reuse their spray bottles.

End the use-and-discard cycle traditionally associated with cleaners.



Introducing


DAZZ
Cleaning Tablets


Add Water


Drop In DAZZ


Ready To Clean





STARTER KITS

Dazz Starter Kits MSRP begin at $5.99 and contain a high-quality reusable spray bottle and enough tablets to make two bottles of cleaner.


Bathroom Cleaner


All-Purpose Cleaner


Window and Glass Cleaner


Foaming Hand Soap





REFILL PACKS

Dazz Refill Packs MSRP at $6.99 and contain enough tablets to make four bottles of cleaner.


Bathroom Cleaner


All-Purpose Cleaner


Window and Glass Cleaner


Foaming Hand Soap

The Household Cleaner Market



24%
Said environmentally-friendly packaging for cleaning products was important

30%
Of North American respondents looked for eco-friendly all purpose cleaners

$235.76 Billion

11.8%
Projected annual growth rate of Green Cleaners for the next 10 years

26%
of respondents from the Nielsen Global Home-Care Survey said buying natural or organic cleaning products was important to them.

* Source: Statista, Neilson, and Fortune Business Insights

Our Path To Success


☑ DONE!

Step 1 – Formulate naturally safe, highly effective cleaners in effervescent tablet form. Validate and certify efficacy and safety claims.






 **Step 2** – Refresh DAZZ branding and packaging to prepare for global distribution.

 **Step 3** – Recruit an experienced, talented team of employees, fractional talent, and contractors.

 **Step 4** – Build a highly efficient , carbon neutral, state of the art manufacturing facility.

 **Step 5** – Launch a robust digital marketing campaign and build an engaged community of brand advocates.

Milestones Along The Way



Record setting sell-out shows on HSN. On our first show, we sold 12,000 units in under 11 minutes.

 Global innovation award for cleaning category



4.5 out of 5 average over 1,500+ reviews



Out of tens of thousands of submissions, DAZZ was one of only 40 to be selected to appear on the premier season of this exciting new national TV show.

382%
YOY Sales increase
2021 YTD vs. 2020 YTD

The Next Steps On Our Journey

 **Step 1** – Finalize and release of 10 new products. Three new Hand Soap fragrances. Two Laundry products. Two Dish products. A Hard Floor cleaner. A Carpet & Upholstery cleaner. A Pet Urine Cleaner and Odor Neutralizer.

 **Step 2** – National Retail Distribution. With a team of seasoned professionals working the streets, we project to be in over 2,000 stores by end of 2022.

 **Step 3** – International Distribution. In addition to our established distributors in New Zealand, the Caribbean, Central America, Singapore, and Iceland, we will be adding 7 new international markets in 2022.

 **Step 4** – With this exciting growth, we will expand our team and our facility to meet the needs of our journey to $50M in sales by 2025.

Financial Projections

- Sales Assumptions
- Direct-To-Consumer sales maintains an annual YOY increase of 175%
- International sales will maintain an annual YOY increase of 250%
- Retail Distribution. We will be in 2,000 stores by EOY 2022 and increase store locations by an average of 50% annually.

	YTD (Sept)	2022	2023	2024	2025
Sales	408,000	6,940,000	16,350,000	28,350,000	46,000,000
COGS	106,080	2,450,000	5,800,000	10,100,000	16,500,000
Expenses	555,200	3,750,000	7,750,000	11,800,000	17,900,000
EBITDA	(253,280)	740,000	2,800,000	6,450,000	11,600,000

This slide contains forward-looking projections that cannot be guaranteed.

The Team

  



David Shahan
Founder & CEO



Phil Stout
VP of Global Sales



Sierra Shahan
Office Mgr. / Content Writer

The Team



Matt Leonhardt
Digital Marketing Mgr.
Fractional

Jan Grywczynski
CPG Advisor

Susie Timm
Public Relations
Contractor

Capital Investments



$350,000
$1,166,000
$3,000,000
From Founder
1st Wefunder Round (7/2020)
2nd Wefunder Round

Exit Strategy

Innovation Acquired



seventh generation → Unilever

Mrs. Meyer's Clean Day → SC Johnson

OxiClean → Church & Dwight

method → ecover

Exit Strategy

Potential Acquirers

Transnational CPG Companies







Unilever, Kimberly-Clark, Colgate-Palmolive

Large Chemical Companies







Clorox, P&G Procter & Gamble, SC Johnson

Cleaning Device Companies







Rubbermaid, O-Cedar, Casabella

This slide contains forward-looking events that cannot be guaranteed.





Thank You

Investor-Relations@SunStateLabs.com

Downloads

DAZZ on HSN - Show 1 - Jan 4 2016.mp4

Frequently Asked Investor Questions 1 .pdf

DAZZ All Purpose vs. Formula 409 TURI Labs results.pdf

DAZZ Bathroom vs. Clorox TURI Labs results.pdf

DAZZ Window Glass vs. Windex TURI Labs results.pdf

DAZZ Pitch Deck.pdf